SMX (Security Matters) PLC

Mespil Business Centre, Mespil House, Sussex Road

Dublin 4, Ireland

                                         April 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Austin Pattan and Matthew Crispino

RE:	SMX (Security Matters) PLC

Amendment No. 1 to Registration Statement on Form F-1

Filed March 17, 2023

File No. 333-270674

Ladies and Gentlemen:

This letter sets forth responses of SMX (Security Matters) PLC (the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 29, 2023 (the “Comment Letter”) relating to the Registration Statement on Form F-1, as amended (File No. 333-270674) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”).

For convenience, we have set forth below, in bold type, the enumerated written comments provided in the Comment Letter to the Company. The response of the Company to each comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Registration Statement on Form F-1/A filed March 23, 2023

Cover Page

1.	Please disclose on your cover page the price (and formula for determining it) at which Lincoln Park will receive your shares pursuant to the Purchase Agreement and the term of the Purchase Agreement.

Effect has been given to the Staff’s comment. Please see the revised disclosure on the prospectus cover page.

Prospectus Summary, page 1

2.

Please disclose, if true, that while the selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Effect has been given to the Staff’s comment. Please see the revised disclosure on pages 9, 34, 52 and 53 of Amendment No. 2. See also the Risk Factor entitled “Investors who buy Ordinary Shares at different times will likely pay different prices” on page 35.

In addition, we respectfully advise the Staff that the actual profit that Yorkville may earn with respect to ordinary shares purchased under either of the two pricing options cannot be determined in advance. While the ordinary shares sold to Yorkville pursuant to an Advance Notice will be sold at the agreed discount to the then-current trading price (either 96% or 97% of the VWAP depending on the option selected, as disclosed in Amendment No. 2), Yorkville is under no obligation to sell the ordinary shares immediately upon purchase, or ever. The ultimate profit (or loss) on the sale of the ordinary shares subject to an Advance will be borne by Yorkville and is dependent on the trading price of the ordinary shares at the time of sale, if ever and its trading strategy employed from time to time.

3.

Please update your disclosure to reflect the amount that would be available to the Company under the Standby Equity Purchase agreement based on the current trading price of the Company’s Ordinary Shares. Further, disclose the amount available to the Company under the applicable floor price.

Effect has been given to the Staff’s comment. Please see the revised disclosure on pages 9, 52 and 53 of Amendment No. 2.

Risk Factors, page 17

4.

In your risk factor summary, you highlight multiple risks but fail to include related risk factor disclosure. For example, you note that management has limited experience in operating a public company in the U.S but fail to include a related risk factor. You also note that the stock price of your ordinary shares may be volatile but fail to include a related risk factor. These are non-exhaustive examples. Please update your risk factor disclosure to accurately reflect the summary.

Effect has been given to the Staff’s comment. Please see the addition of related risk factor disclosure on pages 30-34 and 36-40 of Amendment No. 2.

It is not possible to predict the actual number of shares we will sell under the SEPA . . ., page 30

5.

Advise whether there is a risk that the potential depressive effect on your share trading price due to the substantial number of shares you are registering for resale may also limit your ability to utilize the Standby Equity Purchase Agreement to enhance your cash resources. For example, advise whether a decline in the trading price of your common shares may affect the ability or rate at which Yorkville sells its shares of your Common Stock and, as a result, may restrict the amount or timing of additional financing you are able to obtain pursuant to the Standby Equity Purchase Agreement in light of the Beneficial Ownership Limitation.

We respectfully advise the Staff that the Company, in determining the number of ordinary shares to be registered for sale by Yorkville, attempted to strike a balance between the Company’s potential need for capital pursuant to the SEPA and the possible market overhang and dilution that could result from the issuance of ordinary shares pursuant to the SEPA. As a result, the Company believes that any potential depressive effect on its share trading price at this time is not a material risk when compared to the benefits the Company could receive upon being adequately capitalized. Furthermore, the Company does not believe that a decline in the Company’s stock price would effect Yorkville’s ability to sell, or rate at which it sells, any ordinary shares it purchases pursuant to an Advance, other than as a result of any trading strategy Yorkville may employ from time to time. The Company does believe that the trading volume of the Company’s ordinary shares would have a more direct effect on Yorkville’s ability to sell the ordinary shares. Yorkville’s inability to sell any ordinary shares it may purchase pursuant to an Advance as a result of low trading volume could result in Yorkville being unable to exit its position in the Company’s shares, and possibly being prevented from purchasing more of the Company’s ordinary shares as a result of the 4.99% beneficial ownership limitation.

Liquidity and Capital Resources, page 77

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Effect has been given to the Staff’s comment. Please see the additional disclosure under “Liquidity and Capital Resources” on pages 86-89, and under “Contractual Obligations” on page 89 of Amendment No. 2.

General

7.

Please disclose whether the company is aware of any material adverse trends, events or transactions that have occurred subsequent to June 30, 2022 that would materially impact an investor’s understanding of your business, financial condition, results of operations and cash flows. Refer to Item 303 of Regulation S-K.

Effect has been given to the Staff’s comment. Please see the additional disclosure under “Liquidity and Capital Resources” on page 86 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, the proposed Amendment No. 2 or if you wish to discuss the above responses.

Very truly yours,

/s/ Haggai Alon
Chief Executive Officer

cc:	Stephen E. Fox, Esq.
Ruskin Moscou Faltischek PC